Exhibit 7.2

CS LETTERHEAD

Green Equity Investors V, L.P.

11111 Santa Monica Blvd.

Suite 2000

Los Angeles, CA 90025

June 15, 2010

Dear Sirs and Mesdames:

This letter agreement between Credit Suisse International (“Party A”) and Green Equity Investors V, L.P. (“Party B”) is intended to constitute Paragraph 13 of the printed form of the 1994 ISDA Credit Support Annex (Bilateral Form – New York Law) (the “Form CSA”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), which is hereby incorporated herein. The provisions contained in this letter agreement shall constitute the Credit Support Document for (i) a certain Share Option Transaction entered into by Party A and Party B on the date hereof, with respect to the shares of Common Stock of BJ’s Wholesale Club Inc. (the “Transaction”), governed by a letter confirmation (the “Confirmation”) executed by Party A and Party B with respect to such Transaction, and (ii) an agreement (the “Agreement”) in the form of the 1992 ISDA Master Agreement (Multicurrency – Cross Border), whose terms been incorporated by each Confirmation.

For the purposes of this letter agreement, paragraphs 1 through 12 of the Form CSA, the provisions of the Confirmation and the Agreement are incorporated by reference herein, subject to the elections and modifications set out below. Any defined terms used, but not otherwise defined, in this letter agreement, shall have a meaning assigned to them in the relevant document incorporated into this letter agreement. In the case of any inconsistency between the definitions or provisions of this letter agreement and the Form CSA, the Confirmation or the Agreement, the relevant definitions or provisions shall be interpreted in the following order of preference: (i) this letter agreement, (ii) the Confirmation, (iii) the Form CSA and (iv) the Agreement.

Party A and Party B hereby agree to make the following elections with respect to the Form CSA applicable to the Transactions.

Paragraph 13.

(a)	Security Interest for “Obligations”.

The term “Obligations” as used in this Annex includes the following additional obligations:

With respect to Party A: None.

With respect to Party B: None.

(b)	Credit Support Obligations.

(i)	Delivery Amount, Return Amount and Credit Support Amount.

(A)	“Delivery Amount” has the meaning specified in Paragraph 3(a).

(B)	“Return Amount” has the meaning specified in Paragraph 3(b).

(C)	“Credit Support Amount” has the meaning specified in Paragraph 3.

(ii)	Eligible Collateral. On any date, the following items will qualify as “Eligible Collateral” for each party:

		Valuation Percentage
(A)	Cash	100%
(B)	Treasury Securities having a remaining maturity on such date of less than 1 year	100%
(C)	Treasury Securities having a remaining maturity on such date equal to or greater than 1 year but less than 5 years	98%
(D)	Treasury Securities having a remaining maturity on such date equal to or greater than 5 years but less than 10 years	97%
(E)	Treasury Securities having a remaining maturity on such date equal to or greater than 10 years but less than 30 years	95%
(E)	Any other collateral acceptable to Secured Party	Percentage reasonably determined by Secured Party

“Treasury Securities” means negotiable, registered debt obligations issued by the U.S. Treasury Department, but excluding principal-only and interest-only Treasury strips.

(iii)	Thresholds.

(A)	“Independent Amount” means with respect to Party A: Zero

“Independent Amount” means with respect to Party B: for any Valuation Date, an amount equal to the aggregate of Notional Amounts of all Put Options with respect to the Transactions.

“Notional Amount” means, for each Transaction on any Valuation Date, an amount equal to the product of (i) the Number of Options for such Transaction, (ii) the Option Entitlement for such Transaction, (iii) the Strike Price for such Transaction and (iv) 0.15.

(B)	“Threshold” means with respect to Party A: Zero

“Threshold” means with respect to Party B: Zero

(C)	“Minimum Transfer Amount” means with respect to Party A: $250,000; provided that where there has occurred and is continuing an Event of Default or Termination Event with respect to Party A, the Minimum Transfer Amount shall be zero.

“Minimum Transfer Amount” means with respect to Party B: $250,000; provided that where there has occurred and is continuing an Event of Default or Termination Event with respect to Party B, the Minimum Transfer Amount shall be zero.

(D)	Rounding. The Delivery Amount and the Return Amount will be rounded up and down respectively to the nearest integral multiple of US$10,000.

(c)	Valuation and Timing.

(i)	“Valuation Agent” means Party A for all purposes; provided that, notwithstanding the provisions of Paragraph 5, upon Party B’s request, Party A shall provide to Party B reasonable details and explanation of any calculation or determination made by it hereunder in the capacity of the Valuation Agent.

(ii)	“Valuation Date” means each Local Business Day which, if treated as a Valuation Date, would result in a Delivery Amount or Return Amount.

(iii)	“Valuation Time” means the close of business in the city of the Valuation Agent on the Local Business Day before the Valuation Date or date of calculation, as applicable, provided that the calculations of Value and Exposure will be made as of approximately the same time on the same date.

(iv)	“Notification Time” means 10:00 a.m., New York time, on a Local Business Day.

(d)	Conditions Precedent and Secured Party’s Rights and Remedies.

(i)	Subject to Paragraphs 13(d)(ii) and 13(d)(iii), for the purposes of this Annex the following events will each be a “Specified Condition” for the party specified (that party being the Affected Party if the event occurs with respect to that party):

	Party A	Party B
- Illegality	x	x
- Credit Event Upon Merger	x	x
- Additional Termination Event(s):	x	x

- An event which, with the giving of notice or the passage of time, or both, would constitute [one or more of] the foregoing event[s]	x	x

(ii)	For the purposes of sub-Paragraphs 4(a)(ii), 8(a)(2) and 8(b), the words “Specified Condition” shall be deleted and the words “Termination Event” shall be substituted therefor and provided further that for the purposes of Paragraph 8(b) the words “or been designated” shall be deleted in their entirety;

(iii)	For the purposes of sub-Paragraph 8(a)(1) the words “Specified Condition” shall be deleted in their entirety.

(e)	Substitution.

“Substitution Date” has the meaning specified in Paragraph 4(d)(ii).

(f)	Dispute Resolution.

(i)	“Resolution Time” means 10:00 a.m., New York time, on the Local Business Day following the date on which the notice of the dispute is given under Paragraph 5.

(ii)	Value. For the purpose of Paragraphs 5(i)(C) and 5(ii), on any date, the Value of Eligible Collateral and Posted Collateral will be calculated as follows:

(A)	with respect to any Cash; the amount thereof; and

(B)	with respect to any Eligible Collateral comprising securities; the sum of (a)(x) the last bid price on such date for such securities on the principal national securities exchange on which such securities are listed, multiplied by the applicable Valuation Percentage or (y) where any such securities are not listed on a national securities exchange, the bid price for such securities quoted as at the close of business on such date by any principal market maker for such securities chosen by the Valuation Agent, multiplied by the applicable Valuation Percentage or (z) if no such bid price is listed or quoted for such date, the last bid price listed or quoted (as the case may be), as of the day next preceding such date on which such prices were available; multiplied by the applicable Valuation Percentage; plus (b) the accrued interest on such securities (except to the extent that such interest shall have been paid to the Pledgor pursuant to Paragraph 6(d)(ii) or included in the applicable price referred to in subparagraph (a) above) as of such date.

(g)	Holding and Using Posted Collateral.

(i)	Eligibility to Hold Posted Collateral; Custodians:

There shall be a single custodian for each Party A and Party B. Initially, the Custodian shall be Wells Fargo Bank, National Association.

Custodian will be entitled to hold Posted Collateral pursuant to Paragraph 6(b); provided that:

(1)	Custodian shall at all times either have a long term debt or deposit rating of at least A- from Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies Inc. and at least A3 from Moody’s Investors Service, Inc. (or their respective successors) or have net capital in excess of US$500 million; and

(2)	if the Custodian fails to maintain such rating, the parties shall in good faith agree, as promptly as reasonably practicable following any notice of the Custodian’s failure or potential to maintain the rating described in paragraph (1), select a replacement Custodian.

(ii)	Use of Posted Collateral. The provisions of Paragraph 6(c) will not apply to Party A and Party B.

(h)	Distributions and Interest Amount.

(i)

Interest Rate. The “Interest Rate” will be, the effective rate for Federal Funds, as reported in the Federal Reserve Publication H.15-519 (or any successor publication); provided that if, for any reason, such rate should be unavailable the Interest Rate shall be such rate as the Valuation Agent shall reasonably determine.

(ii)	Transfer of Interest Amount. The Transfer of the Interest Amount will be made on the second Local Business Day following the end of each calendar month, to the extent that a Delivery Amount would not be created or increased by that transfer in which event such Interest Amount will be retained by the Secured Party, and on any Local Business Day on which all Posted Collateral in the form of Cash is Transferred to the Pledgor pursuant to Paragraph 3(b).

(iii)	Alternative to Interest Amount. The provisions of Paragraph 6(d)(ii) will apply and for the purposes of calculating the Interest Amount the amount of interest calculated for each day of the Interest Period shall be compounded daily.

(i)	Additional Representation(s).

There are no additional representations by either party.

(j)	Demands and Notices.

All demands, specifications and notices under this Annex will be made pursuant to the Notices Section of this Agreement, save that any demand, specification or notice:

(i)	shall be given to or made at the following addresses:

If to Party A:

Address: 7033 Louis Stephens Drive

P.O. Box 110047

Research Triangle Park, NC 27709

Telephone:	(919) 994-4820
Facsimile:	(917) 326-8626
Group E-mail:	americas.collateralmgt@credit-suisse.com
Attention:	Collateral Management Americas

If to Party B:

Green Equity Investors V, L.P.

Address: 11111 Santa Monica Blvd.

Suite 2000

Los Angeles, CA 90025

Telephone:	(310) 954-0433
Facsimile:	(310) 954-0035
Email:	franklin@leonardgreen.com
Attention:	Cody Franklin

Telephone:	(310) 954-0425
Facsimile:	(310) 954-0035
Email:	galashan@leonardgreen.com
Attention:	Kris Galashan

or at such other address as the relevant party may from time to time designate by giving notice (in accordance with the terms of this paragraph) to the other party;

(ii)	shall (unless otherwise stated in this Annex) be deemed to be effective at the time such notice is actually received unless such notice is received on a day which is not a Local Business Day or after the Notification Time on any Local Business Day in which event such notice shall be deemed to be effective on the next succeeding Local Business Day.

(k)	Address for Transfers.

Party A: To be notified to Party B by Party A at the time of the request for the Transfer.

Party B: To be notified to Party B by Party A at the time of the request for the Transfer.

(m)	Other Provisions.

(i)	Additional Definitions

As used in this Annex:

“Equivalent Collateral” means, with respect to any security constituting Posted Collateral, a security of the same issuer and, as applicable, representing or having the same class, series, maturity, interest rate, principal amount or liquidation value and such other provisions as are necessary for that security and the security constituting Posted Collateral to be treated as equivalent in the market for such securities;

“Local Business Day” means: (i) any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and New York, and (ii) in relation to a Transfer of Eligible Collateral, a day on which the clearance system agreed between the parties for the delivery of Eligible Collateral is open for acceptance and execution of settlement instructions (or in the case of a Transfer of Cash or other Eligible Collateral for which delivery is contemplated by other means, a day on which commercial banks are open for business (including dealings for foreign exchange and foreign deposits) in New York and such other places as the parties shall agree);

(ii)	Events of Default

Paragraph 7 shall be amended so that the references in Paragraph 7(ii) and Paragraph 7(iii) to “five Local Business Days” and “thirty days” respectively, shall instead be replaced by “three Local Business Days” and “three Local Business Days,” respectively.

(iii)	Return of Fungible Securities

In lieu of returning to the Pledgor pursuant to Paragraphs 3(b), 4(d), 5 and 8(d) any Posted Collateral comprising securities the Secured Party may return Equivalent Collateral.

(iv)	Covenants of the Pledgor

So long as the Agreement is in effect, the Pledgor covenants that it will keep the Posted Collateral free from all security interests or other encumbrances created by the Pledgor, except the security interest created hereunder and any security interests or other encumbrances created by the Secured Party; and will not sell, transfer, assign, deliver or otherwise dispose of, or grant any option with respect to any Posted Collateral or any interest therein, or create, incur or permit to exist any pledge, lien, mortgage, hypothecation, security interest, charge, option or any other encumbrance with respect to any Posted Collateral or any interest therein, without the prior written consent of the Secured Party.

(v)	No Counterclaim

A party’s rights to demand and receive the Transfer of Eligible Collateral as provided hereunder and its rights as Secured Party against the Posted Collateral or otherwise shall be absolute and subject to no counterclaim, set off, deduction or defence in favour of the Pledgor except as contemplated in Sections 2 and 6 of the Agreement and Paragraph 8 of this Annex.

(vi)	Costs of Transfer on Substitution

Notwithstanding Paragraph 10(a), the Pledgor will be responsible for, and will reimburse the Secured Party for, all transfer and other taxes and other costs involved in the Transfer of Collateral either from the Pledgor to the Secured Party (or any agent or custodian for safekeeping of the Secured Party) or from the Secured Party (or any agent or custodian for safekeeping of the Secured Party) to the Pledgor pursuant to Paragraph 4(d).

(vii)	Holding Collateral

Notwithstanding the Secured Party’s right to use Posted Collateral pursuant to Paragraphs 6(c) and to exercise its rights and remedies as a secured party pursuant to Paragraph 8(a), the Secured Party and its Custodian shall use appropriate accounting and recordkeeping procedures to segregate on their books and records all Posted Collateral from their respective proprietary assets.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

CREDIT SUISSE INTERNATIONAL		Green Equity Investors V, L.P.

By:	/S/ JOYCE LIM	By:	GEI Capital V, LLC, its general partner
Name:	Joyce Lim	Name:
Title:	Authorized Signatory	Title:
Date:		Date:

By:	/S/ LOUIS J. IMPELLIZERI	By:	/S/ CODY FRANKLIN
Name:	Louis J. Impellizeri	Name:	Cody Franklin
Title:	Authorized Signatory	Title:	CFO
Date:		Date:	6/15/10